

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2021

Steve Priest
Chief Financial Officer
JetBlue Airways Corporation
27-01 Queens Plaza North
Long Island City, NY 11101

Re: JetBlue Airways Corporation
Form 10-Q for the Quarterly Period Ending September 30, 2020
Exhibit Nos. 10.3, 10.4, 10.5
Filed November 9, 2020
File No. 000-49728

Dear Mr. Priest:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance